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                                 Page 1 of 10

Schedule 13D

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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                             (Amendment No.  1  )*
                                     -----


                           Aztec Technology Partners

                               (Name of Issuer)

                           Common Stock $0.001/share


                        (Title of Class of Securities)


                                  05480 L101

                                (CUSIP Number)

                     Andre Danesh, Allied Financial Corp.
                     1330 Beacon St., Brookline, MA 02446
                                (617) 734-7771


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 10, 2001


            (Date of Event which Requires Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No. 05480L101                                        Page 2 of 10
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)


      Andre Danesh

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4


------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            702,047

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,261,450
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,963,497

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,261,450
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,963,497

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.18%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN

------------------------------------------------------------------------------
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                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No. 05480L101                                        Page 3 of 10
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)


      Allied Financial Corp. Profit sharing plan

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4


------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            187,046

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             187,046

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      187,046

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.78%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      EP

------------------------------------------------------------------------------

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No. 05480L101                                        Page 4 of 10
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)


      E & S Investments

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4


------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,261,450

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,261,450

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,261,450

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.25%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN

------------------------------------------------------------------------------
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                                 Page 5 of 10

Item 1  Security and Issuer

This Amendment No. 1 to Schedule 13 D is filled with respect to Aztec Technology Partners, Inc. (the "Issuer") which has its principal offices at 50 Braintree Hill Office Park, Braintree, MA 02184, (781) 849-1702 and this filing relates to its common stock, par value of $.001 (the "Common Stock"), which is listed for trading on the NASDQ.

Item 2 Identity and Backround

This Amendment No. 1 to Schedule 13 D is filed by a group of persons (the "Group") listed below.

1. Andre Danesh. Mr. Danesh's business address is c/o Allied Financial Corp., 1330 Beacon Street, Brookline, MA 02446. Mr. Danesh's principal occupation is as an investor and he is President of Allied Financial Corp. which has its principal address as set forth above. Mr. Danesh is an American citizen.

2. Allied Financial Corp. Profit Sharing Plan (the "Profit Sharing Plan"). The Profit Sharing Plan is a qualified sharing trust established under Massachusetts law and has the same principal address as Andre Danesh. Mr. Danesh, identified above, is the sole trustee of the Profit Sharing Plan.

3. E & S Investments ("E & S"). E&S is an investment partnership of which Erik Danesh and Sonya Danesh are sole partners and of which Andre Danesh, identified above, is General Manager, Erik Danesh and Sonya Danesh are Andre Danesh's children. Sonya Danesh resides at 186 Mason Terrace, Brookline, MA 02446 and Erik Danesh resides at 1205 Meadow Ave., Boulder, CO 80403.

During the past five years no identified person or entity (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body or competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
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                                 Page 6 of 10

Item 3 Item and Amount of Funds or other Consideration

The amount of funds used in making purchases of the Issuer's securities is set forth in Item 5 under "transactions". The source of all funds used were the personal funds of the Group members and some funds were borrowed in connection with these specific transactions; certain members of the Group from time to time to borrow from certain commercial banks making loans in the ordinaty course.

Item 4 Purpose of Transactions

The securities acquired have been acquired for investment. While the group members have no present plan to do so, Group members from time to time purchase or sell securities of the Issuer either in private transactions or open market transactions either alone or together with others, and such purchases or sales may be in substantial amounts. Group members may buy between 20 and 50 percent of common stock. Also, Group members do not have any, plans or proposals which relate to or would result in any of the transactions set forth in item 4 of
Schedule 13D.
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                                 Page 7 of 10

Item 5 Interest in Securities of the Issuer

5a. The Group members ownership of the issuer's Common Stock is as follows:

Actual Ownership (1)


Common Stock
Andre Danesh             515,001
Profit Sharing Plan      187,046
E & S                    1,261,450

Beneficial Ownership (1) Sole            %(1)    Shared          Total           %(1)
Andre Danesh             702,047         2.92    1,963,497       1,963,497       8.18
Profit Sharing           187,046         0.78                    187,046         0.78
E & S                    1,261,450       5.25                    1,261,450       5.25


(1) As reported in Report on Form 10-Q for the quarter ending March 31, 2001, 24,009,781 share are assumed to be outstanding.
(2) Mr. Danesh may be regarded as having sole voting and investing power over the Profit Sharing Plan's shares.
(3) Mr. Danesh may be regarded as having shared voting and investment power over E & S's shares

The following is a list of all transactions in securities of the issuer by Group members in the 180 days preceding the date of the event which requires this filing. All transactions were made on the NASDQ Stock Exchange or in the third market through registered broker-dealers.

Transactions
Date    Person                  Transaction     Amount          Price
(1)     E&S Investment          Purch CS        595,350         $0.143
(1)     Profit Sharing Plan     Purch CS        187,046         $0.104
(1) These purchases were made between 3/14/01 and 4/3/01 which will amount to 3.26% of the outstanding shares.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to securities of the issuer

Item 7 Material to be filed as exhibits
        A. Joint Filing Agreement
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                                 Page 9 of 10

After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete and correct as of July 10, 2001

Dated July 10, 2001


/s/ Andre Danesh
-----------------------
Andre Danesh

Allied Financial Corp.
Profit Sharing Plan

BY: /s/ Andre Danesh
-----------------------
Andre Danesh
Sole Trustee

E & S Investments

BY: /s/ Andre Danesh
-----------------------
Andre Danesh
General Manager

The undersigned hereby agree that Amendmend No. 1 to Schedule 13D with respect to the shares of Aztec Technology Partners, Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13 D-1 (f) under the Securities and Exchange Act of 1934, as amended.

Dated: July 10, 2001



/s/ Andre Danesh
-----------------------
Andre Danesh

Allied Financial Corp.
Profit Sharing Plan

BY: /s/ Andre Danesh
-----------------------
Andre Danesh
Sole Trustee

E & S Investments

BY: /s/ Andre Danesh
-----------------------
Andre Danesh
General Manager